

2001 Annual Report

FAMOUS FOR FRAGRANCE

COMPANY PROFILE

The Yankee Candle Company, Inc. is the nation's leading designer, manufacturer, wholesaler and retailer of premium scented candles, with the largest share of the premium scented candle market and the most highly recognized brand of any premium scented candle manufacturer. The Yankee Candle® brand has been built over a 32-year period, and it owes its positive image and loyal following to the Company's consistent success in producing unique, high-quality merchandise that is readily accessible to consumers through a growing variety of complementary channels. Driving this success is Yankee Candle's efficient, vertically integrated structure, which gives the Company the powerful competitive advantage of managing every aspect of its business, from product development, to manufacturing and distribution, to sales.

Yankee Candle distributes its candle products, along with an innovative line of candle accessories and a growing selection of other fragrance-related items, through approximately 13,500 wholesale doors in North America; 192 Company-owned and -operated retail stores in the United States; a proprietary web site at *yankeecandle.com*; a catalog program; approximately 1,500 wholesale doors in the United Kingdom; 20 European distributors that serve 23 countries; and a European distribution center in Bristol, England. Founded in 1969, Yankee Candle is headquartered in South Deerfield, Massachusetts. The Company's common stock is traded on the New York Stock Exchange under the symbol YCC.

FINANCIAL HIGHLIGHTS

(Dollar Amounts In Thousands)	1997	1998	1999	2000	2001
OPERATING RESULTS:					
Net sales	$147,364	$188,722	$262,075	$338,805	$379,831
Operating income	28,068	55,073(1)	76,386	89,098	89,861(4)
Net income	24,371	22,972(2)	34,295(3)	43,559	48,165(5)

(1) Excludes $61,263 bonus related to the 1998 recapitalization.

(2) Pro forma to exclude $61,263 bonus related to the 1998 recapitalization from pre-tax income and apply 40% tax rate to pre-tax income.

(3) Before extraordinary item.

(4) Excludes $8,000 restructuring charge.

(5) Pro forma to exclude $8,000 restructuring charge from pre-tax income and apply 39% tax rate to pre-tax income.

NET SALES
(dollars in millions)



$400
350
300
250
200
150
100
50
0
$147.4
$188.7
$262.1
$338.8
$379.8
'97
'98
'99
'00
'01

27% CAGR

OPERATING INCOME
(dollars in millions)



$100
80
60
40
20
0
$28.1
$55.1
$76.4
$89.1
$89.9
'97
'98
'99
'00
'01

34% CAGR

NET INCOME
(dollars in millions)



$50
40
30
20
10
0
$24.4
$23.0
$34.3
$43.6
$48.2
'97
'98
'99
'00
'01

19% CAGR

TO OUR SHAREHOLDERS

When the ancient Romans coined the saying, a *good reputation is more valuable than money*, they aptly zeroed in on the significance of a powerful consumer products brand. As the creator of the leading premium scented candle brand in the highly fragmented giftware industry, Yankee Candle clearly recognizes this same significance, and we view our own well-known name as a priceless platform for profitable growth. In our 32-year history, we've demonstrated this conviction by exemplifying a distinct proficiency for building brand equity, and in 2001, we underscored it by launching a number of brand-centered initiatives to drive increasing shareholder value.

We operate in highly fragmented and growing markets that afford ample opportunity for an established, quality brand like Yankee Candle® to generate increasing shareholder value.

ILLUMINATING A POWERFUL BRAND

When I first joined Yankee Candle in April 2001, I was drawn to the Company's nationally recognized brand, and I was invigorated by the fact that this asset is still in an early stage of development. After a thorough evaluation of the Company's core competencies, business model and leading marketshare position, I was convinced that Yankee Candle is a solid organization with the clear potential to generate greater shareholder value.

The key to realizing this potential lies in unlocking the full power of the Yankee Candle® brand, and using that power to fuel the continued growth of our core candle business, as well as to drive our entry into additional fragrance-related markets that offer high margins and strong growth prospects. This is a mission that our management team views as a continuous, multi-dimensional process, which commands our unflagging commitment. Like any well-established brand, the Yankee Candle name calls to mind much more than just our premium scented candle products. Rather, it evokes a broad sense of who our Company is—from how we develop, manufacture, package and distribute our products; to how our products perform; to how we operate our business; to how we interact with our vendors, employees and shareholders. As a result, our success in deriving greater value from our brand means driving excellence in every area of our business.

In 2001, we intensified our commitment to this initiative by developing a set of five business drivers, all of which build on our Company's existing core competencies to maximize the value of our brand. These include:

- Driving exceptional product innovation;
- Expanding our product availability through image-appropriate channels;
- Fortifying our sophisticated supply chain infrastructure;
- Leveraging the strengths of our employees; and
- Pursuing strategic geographic expansion.



Our focus on these strategic drivers led us to reevaluate our business during 2001, prompting us to implement changes throughout our organization, many of which have already made us a stronger, more profitable Company with a more powerful growth platform than ever before.

GENERATING RECORD RESULTS

In addition to being a year of internal changes for Yankee Candle, 2001 was a year of external challenges for most American retailers, characterized by a soft economy and a sharp decline in consumer traffic following the events of September 11. Like many American companies, we responded to this national tragedy by doing what we could to help; we donated tens of thousands of candles for use in memorial services to organizations across the country, and we introduced a new limited edition candle—*Spirit of America*—the net proceeds of which we donated to the American Red Cross Disaster Relief Fund.

We also maintained a sharp focus on our performance, adjusting our production levels to meet shifts in demand, tightening discretionary spending to generate cost efficiencies, and employing a thoughtful approach to discounting in order to protect our margins and preserve brand integrity. These measures enabled us to post record total sales of $379.8 million, representing a 12 percent increase over the prior year and reflecting steady growth across all of our distribution channels. In our retail business, sales grew to $211.7 million, an increase of 21 percent compared with 2000; within this segment, our direct sales channels of catalog and Internet increased 68 percent. In our wholesale business, including our European wholesale operations, sales grew by 3 percent, compared with the prior year, to $168.1 million.

Our strong sales performance drove record results in the areas of total operating profit, net income and earnings per share, each as calculated before taking into account a one-time restructuring charge: Operating profit rose to $89.9 million, compared with $89.1 million in fiscal 2000; and net income grew to $48.2 million, or $0.88 per diluted share, up from $43.6 million, or $0.80 per diluted share in 2001. We also made meaningful progress in strengthening our balance sheet in 2001, paying down debt, increasing our cash and reducing our inventory position.

Yankee Candle is unlocking the full power of our brand by driving product innovation, growing our distribution channels, leveraging our supply chain, building our organizational capabilities and extending our reach.

Our ability to deliver these results in such a difficult retail market was driven by several factors. Certainly, our strategic initiatives were key contributors, but our 2001 performance is also a clear tribute to Yankee Candle's core competitive advantages: the sheer power of our brand, which resonates with consumers; the strength of our product line, which has been shaped by our commitment to innovation; the effectiveness of our vertically integrated structure, which allows us to adjust production levels to meet demand and reduces our dependence on outside sources; the reach of our multi-channel distribution network, which affords consumers easy access to our products; and the

Yankee Candle has a wealth of core strengths, including a leading marketshare position in a growing industry, a dominant brand, a proven profitability track record, an experienced management team, a dedicated employee base and a clear strategy for profitable growth.

exceptional commitment of our employees, who demonstrate their pride in our brand in all that they do.

SPARKING OPERATIONAL EXCELLENCE

Our renewed strategic focus built on these core strengths and touched every area of our business in 2001, producing a host of accomplishments. We accelerated our product innovation activities, introducing 19 new fragrances and a wide variety of candle designs to our core candle line-up, while adding new vendors and products to our accessory business. We also stepped up our efforts to leverage our brand outside of the candle market by entering other attractive fragrance-related product areas. We unveiled an exciting line of personal care products, marketed under the Yankee Candle™ Bath name, and we introduced fragranced sachets. Both of these product additions were well received, and we plan to expand them to include more fragrances in 2002. We will also continue our efforts to extend our brand in the coming year through the launch of the Yankee Candle™ Home store at our Deerfield, Massachusetts flagship location. Slated to open in July 2002, this new venture will allow us to assess the ability of the Yankee name to perform in a wide range of additional product categories.

In the distribution arena, we took steps to continue building an image-appropriate, multi-channel network, including wholesale customers in North America and Europe, our own chain of domestic retail stores, our *yankeecandle.com* website, and our catalogs. We are highly focused on ensuring that all of our channels spur our Company's profitable growth by complementing each other, promoting our brand's high-quality image, and providing consumers easy access to their favorite Yankee Candle products.

We advanced these objectives in 2001 by working to partner with our wholesale customers in selling our products, thereby strengthening our relationships with this valuable constituency while fueling our growth. We also established a national wholesale account function to explore new opportunities with retailers who can increase the scope of our brand exposure while upholding our image for exceptional quality. On the retail side, we added 45 new locations to our store network, and we launched our new product collections, giving them heightened exposure by increasing our catalog program. We also upgraded the technology related to our Internet site, driving increased usage of this important channel by both consumers and wholesale customers, while paving the way for its ongoing expansion.

We underscored our commitment to supporting our growth—and to ensuring that it remains *profitable* growth—by taking decisive steps to streamline and strengthen our supply chain operations. This required us to close our Utah distribution facility and reduce our workforce—a first in Yankee Candle's 32-year history. While this was a painful decision, it was important to our stability, as it allowed us to intensify our focus on completing a new 256,000-square-foot distribution facility that was under construction near our headquarters. This new facility, which opened in April, has already yielded significant operational efficiencies and cost savings for our Company, as well as improved service for our customers.

FOCUSING ON THE FUTURE

Yankee Candle faces the future with confidence. The giftware industry in which we operate is a large and highly fragmented market that affords ample opportunity for our established brand to gain marketshare. What's more, the power of our brand positions us to extend our



reach into profitable new product categories outside the giftware industry that we believe will enable us to generate increasing value for our shareholders. We firmly believe that the strategic measures our Company took during 2001 have solidly positioned us to capture these opportunities.

As we enter the coming year, we also enter an exciting new phase of growth for the Yankee Candle® brand. As we do so, I want to extend my personal gratitude to two key executives who retired from the Company in 2001, both of whom made significant contributions during their time here: Michael Parry, CEO of Yankee Candle from 1998 to 2001 and a 19-year veteran of the Company; and Stephen Williams, Senior Vice President, Wholesale and also a 19-year Yankee Candle employee. I am truly honored to be continuing their dedication to the Yankee Candle mission, and I am deeply committed to fulfilling this mission in a way that yields growing brand equity and profitable shareholder growth for our Company in the coming years.

Sincerely,

Craig W. Rydin
President and Chief Executive Officer

TOTAL YANKEE CANDLE SALES
(dollars in millions)


33% CAGR* over 18 years
$400
350
300
250
200
150
100
50
0
$3 $4 $6 $8 $11 $14 $20 $30 $41 $59 $70 $95 $115 $147 $189 $262 $339 $380
'84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01

CAGR = Compound Annual Growth Rate

Capitalizing on

Brand Power


SAGE & CITRUS
tea lights

In 2001, the strength of the Yankee Candle® brand was underscored by the results of market research. *GiftBeat*, a trade publication that has regularly surveyed specialty gift shops since 1993, heralded Yankee Candle® as the number one candle brand in the country for the ninth consecutive year, the number one brand in the new survey category of most profitable gift shop product line, and the top giftware reorder product of 2001. We have earned the latter distinction six times in the past nine years, finishing second only to Beanie Babies® in the remaining three surveys. We also commissioned our own market study in 2001 to determine how our products stack up next to those of our premium scented candle brethren. Once again, Yankee Candle outpaced the competition, proving that we are the clear category leader in brand awareness, purchase incidence, and conversion rates from those who recognize our brand to those who actually buy our products.



At Yankee Candle, we recognize that our good name has immeasurable value. In fact, we believe that our Company's most vital asset is the 32-year old Yankee Candle® brand, which is recognized nationwide for its inseparable association with high-quality premium scented candles. In 2001, the power of this asset was reaffirmed by two separate surveys, which found that Yankee Candle® remains the most preferred premium scented candle brand in the highly fragmented candle industry, as well as the most recognized brand of any premium scented candle manufacturer.

While these statistics are an exciting testament to the strength of our brand, we are keenly aware that continued brand value can only be secured through ongoing brand building—a process that we view as continuous, multi-faceted, and worthy of our complete attention. Indeed, because the Yankee Candle name reflects all of the qualities that define our Company to the public, it is influenced by every activity we pursue. Our recognition of this fact prompts us to strive for excellence in all of our operations, and to ensure that everything we do promotes the Yankee Candle® brand in a way that is strategic, integrated and consistent with our image.

In 2001, we intensified our commitment to these objectives by introducing an array of innovative products; expanding the availability of our merchandise; strengthening our supply chain operations; building our organizational capabilities; and extending our geographical reach. For the future, we remain staunchly committed to continuing these initiatives to yield increasing brand equity and growing shareholder value.

In 2002, we will further advance these goals through the opening of the Yankee Candle™ Home store. This exciting new "store within a store," which will be a part of our flagship location, will offer a collection of quality home merchandise marketed in a way that is distinctly Yankee, thereby capitalizing on our brand's strong consumer appeal.

In 2001, two separate surveys confirmed that Yankee Candle's 32-year old brand remains the most recognized—and the most preferred—premium candle brand in the highly fragmented candle industry.

Driving Exceptional

Product Innovation

Following more than three decades of candle and fragrance development, Yankee Candle boasts powerful product innovation capabilities, which we use to build our brand, diversify our operations and fortify our competitive position.





Innovation is the lifeblood of any consumer products company, and Yankee Candle is no exception. As a pioneer in the scented candle market, we have a tradition of breaking new industry ground by introducing products, packaging concepts and manufacturing techniques that accelerate the growth of our brand and shape its image for quality. And, although we've become one of the most experienced companies in our industry over the past three decades, our belief in innovation as a catalyst for growth is as fresh as when we were founded.

Innovation for our Company embraces a range of activities, all of which add up to a high-quality product line that is clearly differentiated in the marketplace. For example, we insist on using only premium quality wax, wicks and glassware; we create unique fragrances that rely on proprietary formulas; and we utilize highly automated production processes to achieve remarkable product consistency. We also employ innovation to diversify our product offerings, regularly adding new fragrances to our collection of approximately 170 distinct scents, launching original product designs, and implementing inventive packaging concepts. A prime example of our innovation at work is our line of candle-related accessories, such as jar toppers, shades, tea light holders and candle bases. Available in dozens of patterns that complement our core products, our accessories enable us to market our candles as collections.

Our innovation has also led us to apply our core competency in fragrance development to a growing range of non-candle products, such as our popular Car Jars® air fresheners, which we released in 2000. In 2001, we continued to add new fragrance-related items, introducing our own collection of fragranced sachet packets and launching Yankee Candle™ Bath, a line of personal care products that are tightly aligned with our core products. These innovations drive greater sales volume with our existing retail and wholesale customers, while positioning us to introduce Yankee Candle products into promising new wholesale venues that complement our existing distribution network.

Expanding Our

Product Availability

Yankee Candle's growing network of carefully selected distribution channels promote extensive and continuous awareness of our brand while shaping our image for excellent quality.


FERN HOUSE


WHOLESALE SALES
(dollars in millions)
$200
150
100
50
0
$88.2
$107.5
$138.9
$163.5
$168.1
'97
'98
'99
'00
'01
17% CAGR


RETAIL SALES
(dollars in millions)
$250
200
150
100
50
0
$59.2
$81.2
$123.2
$175.3
$211.7
'97
'98
'99
'00
'01
38% CAGR

Strong brands exist and endure because they have a positive image and far-reaching exposure. For Yankee Candle, our reach has been accomplished through a multi-channel distribution network, which includes domestic wholesale customers, most of whom occupy non-mall locations; a base of Company-owned domestic retail stores, which are located primarily in malls; direct mail catalogs; an Internet website; European direct accounts; 20 international distributors who serve wholesale accounts in 23 countries; and a European distribution center in Bristol, England. These multiple channels have been carefully developed to build the Yankee Candle® brand and its image, promote continuous customer awareness of our products, and spur our Company's profitable growth.

WHOLESALE

Our wholesale operation is primarily made up of leading retail and specialty gift shops around the world, most of whom are independent store owners. In 2001, we took steps to strengthen our relationships with these retailers by partnering with them to enhance their sales activities. This initiative included expanding our wholesale product selection to include our non-candle merchandise, such as candle accessories, fragrance sachets and a test selection of the new Yankee Candle™ Bath line. We also responded to our wholesalers business-building needs by developing several new fragrances that we offered exclusively to our wholesale customers, creating exciting new point-of-sale materials, and working with a group of our domestic wholesale partners to develop a set of "best practices" related to marketing our products.

We also continued to build our wholesale network by forging alliances with select, image-appropriate companies who can heighten awareness of our brand on a national basis while reinforcing its association with excellent quality, thereby paving the way for our successful entry into new regional markets. Consistent with this objective, in 2001 we announced an alliance with leading national home products retailer, Linens 'n Things.

Our 2001 wholesale initiatives spurred steady growth for our Company during the year: We attracted approximately 1,300 new domestic wholesale doors, boosting our total number to approximately 13,500 by year end; and we added approximately 350 new doors to our international wholesale business, closing the year with approximately 1,500 direct European accounts and 20 distributors covering 23 countries.

RETAIL

Yankee Candle's Company-owned and -operated retail store network offers us a continuous and vital channel for shaping our brand image. In addition, our retail store format is productive and profitable, with our stores that have been open for at least one full year generating average sales per square foot of $822 in 2001. During the year, we continued to build this network, adding 45 new locations, and continuing to refresh and update our in-store merchandise selection. We unveiled 19 new candle fragrances; reintroduced our original Country Kitchen® candle line with new fragrances and updated packaging; offered a new country crock candle design; introduced our Company's new fragrance sachets; and launched the successful Yankee Candle™ Bath collection. We also began offering gift cards, which enable customers to give Yankee Candle gift certificates in an attractive and convenient new format.

To showcase our growing product selection, we stepped up our catalog campaign, mailing seven seasonally oriented catalogs during the year. We also invested in more advanced Internet technology that made ordering from our *yankeecandle.com* website easier for both wholesale customers and consumers.

Fortifying Our Sophisticated Supply Chain Infrastructure

Yankee Candle's supply chain operations drive the stringent product quality control and consistent inventory availability that define our brand.




YANKEE
SPICED APPLE

Just as innovation is Yankee Candle's lifeblood, our supply chain infrastructure—which includes both manufacturing and logistics capabilities—is our life's work. Over the years, we have built one of the largest, most sophisticated supply chain operations in our industry. This powerful infrastructure represents a vital aspect of Yankee Candle's vertically integrated structure that fulfills a number of important functions. For example, our supply chain ensures the consistent product quality and inventory availability that have linked our brand with excellent merchandise and premier service; it enables us to react quickly to changes in the marketplace, adjusting inventory levels to correlate with demand; it drives continuous improvements in productivity; and it positions our Company to pursue attractive growth opportunities.

These advantages make it clear why developing and refining our supply chain is a top priority. In 2001, we advanced this effort by conducting a strategic assessment of our supply chain operations in an effort to identify areas for improvement. Our findings led us to implement several measures to strengthen these capabilities, including closing our distribution facility in Utah; reducing our supply chain workforce; and opening a new state-of-the-art distribution facility in April of 2001. We emerged from this process with a tighter, more cost-efficient and highly organized supply chain capability that is enabling us to deliver exceptional service to our wholesale and retail customers, while fueling our Company's continued growth.

We also responded to our strategic assessment findings by introducing two new programs to stimulate ongoing financial and operational benefits for our Company. Our Productivity Program is focused on implementing industry "best practices," as well as on finding creative ways to increase manufacturing capacity, and improve quality and efficiency. Our Strategic Supplier Initiative is geared to leverage our scale to identify mutually beneficial efficiencies with our vendor partners.

Pursuing Strategic

Geographic Expansion

Yankee Candle is extending our brand's visibility into untapped consumer markets by building and maintaining customer partnerships in strategically selected locations.




YANKEE

Continually increasing the Yankee Candle® brand's exposure is crucial to our ability to reinforce its strength. Moreover, as we enter 2002, we believe that we face solid growth prospects. Despite the economic softness that has impacted retailers in recent months, our core candle products have met with steady demand, demonstrating the exceptional strength of our brand within a highly fragmented industry. In addition to driving greater growth of our brand in the candle market, we also see promising opportunities to extend the Yankee Candle name into other fragrance-related product areas.

We are sharply focused on ways to leverage these opportunities in the future, in part, by extending our geographic reach and leveraging the synergies within our multi-channel distribution network. To these ends, we will continue to build and maintain wholesale customer partnerships in strategically selected domestic locations, and to cultivate relationships with select, national distributors who can give our brand strong, image-appropriate exposure in new geographic regions. We will also leverage our established infrastructure in the United Kingdom to expand our presence in the promising European market.

We intend to expand our retail operations by opening 45 new stores in the United States during 2002, targeting new regions of the country, as well as areas where we already have a strong presence. We also plan to increase our catalog distribution program, sending out 11 distinct catalogs to an extended base of recipients, including both existing customers and consumers in untapped regions. And we expect to drive growth for all of our distribution channels by intensifying our advertising efforts in lifestyle magazines and on select Internet sites, as well as by developing marketing campaigns that emphasize the appeal of our products as gift items.

In all of our efforts, we will maintain one primary goal: to drive profitable growth for our Company and for our wholesale customers by extending, increasing and expanding the value of the Yankee Candle® brand.

Leveraging the Strengths of

Dedicated People



In 2001, we conducted our first-ever employee survey, asking our employees what they liked best about working at Yankee Candle. Their number one answer—"the product"—underscores their intense pride in the Yankee Candle® brand.

It's said that successes have many fathers, and the Yankee Candle growth story certainly proves this. Since our inception, our people have been the driving force behind our accomplishments, and true to our Company's entrepreneurial heritage, they continue to embody the characteristics of an industry pioneer: the innovative spirit that is our hallmark, the dedication to excellence that sets us apart in the marketplace, the passion for our brand that is a crucial competitive advantage, and the emphasis on teamwork that enables us to complete every task with enthusiasm.

While these traits would be valuable to any organization, Yankee Candle's vertically integrated structure makes the high caliber of our people a priceless asset. Since Yankee Candle employees personally manage every aspect of our operations, their sharp focus on quality and performance shines through in every product we develop, every partnership we create, and every customer with whom we come into contact.

We recognize and reward our employees through a variety of methods, including offering internal professional development programs at every level and maintaining an emphasis on promoting from within. In 2001, we reinforced the principles of our Company founder, Mike Kittredge, by establishing a "Founder's Award," which we present annually to an employee-nominated individual or team who has demonstrated an exceptional work ethic, a heightened attention to productivity and profitability, and a sense of fun. The Founder's Award has elicited spirited competition throughout our organization, attesting to the fact that the Yankee Candle team is universally committed to a singular goal—namely, driving our Company's continued success.

FINANCIAL TABLE OF CONTENTS

Selected Financial Data

Years Ended December 31, 1997 and December 31, 1998, and Fifty-Two Weeks Ended January 1, 2000, December 30, 2000 and December 29, 2001

The selected historical consolidated financial and other data that follows should be read in conjunction with the "Consolidated Financial Statements," the accompanying notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations, included." The historical financial data as of December 30, 2000 and December 29, 2001 and for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001 have been derived from the audited consolidated financial statements and the accompanying notes included in this document.

The historical financial data as of December 31, 1997, 1998 and January 1, 2000 and for the years ended December 31, 1997 and 1998 has been derived from audited financial statements for the corresponding period, which are not contained in this document.

Before the recapitalization on April 27, 1998, Yankee Candle was an S corporation for federal and state income tax purposes. As a result, taxable earnings were taxed directly to the then existing sole stockholder. Since the 1998 recapitalization, Yankee Candle has been a C corporation subject to federal and state income taxes.

The data set forth for the following items assumes that Yankee Candle was subject to federal and state income taxes and was taxed as a C corporation at the effective tax rates that would have applied for all periods:

- Pro forma provision (benefit) for income taxes,
- Pro forma net income (loss), and
- Pro forma earnings per share (basic and diluted).

	Year Ended		Fifty-Two Weeks Ended		
(Dollars In Thousands, Except Per Share Data)	December 31, 1997	December 31, 1998	January 1, 2000	December 30, 2000	*December 29, 2001*
Statement of Operations Data					
Net sales	$147,364	$188,722	$262,075	$338,805	*$379,831*
Cost of goods sold	65,330	83,350	115,119	153,667	*174,107*
Gross profit	82,034	105,372	146,956	185,138	*205,724*
Selling expenses	26,935	30,546	44,547	64,464	*77,348*
General and administrative expenses	27,031	19,753	26,023	31,576	*38,515*
Bonus related to the 1998 recapitalization	—	61,263	—	—	—
Restructuring charge	—	—	—	—	*8,000*
Income (loss) from operations	28,068	(6,190)	76,386	89,098	*81,861*
Interest income	(151)	(219)	(627)	(235)	*(72)*
Interest expense	2,154	16,268	19,971	16,900	*10,596*
Other expense (income)	334	737	(116)	(165)	*378*
Income (loss) before provision for income taxes	25,731	(22,976)	57,158	72,598	*70,959*
Provision for income taxes	1,360	9,656	22,863	29,039	*27,674*
Income (loss) before extraordinary loss on early extinguishment of debt	24,371	(32,632)	34,295	43,559	*43,285*
Extraordinary loss on early extinguishment of debt, net of tax	—	—	3,162	—	—
Net income (loss)	$ 24,371	$ (32,632)	$ 31,133	$ 43,559	*$ 43,285*

(Continued)

(Dollars In Thousands, Except Per Share Data)	Year Ended December 31, 1997	Year Ended December 31, 1998	Fifty-Two Weeks Ended January 1, 2000	Fifty-Two Weeks Ended December 30, 2000	Fifty-Two Weeks Ended December 29, 2001
Basic Earnings (Loss) Per Share:					
Income (Loss) Before Extraordinary Item	$ 0.25	$ (0.51)	$ 0.69	$ 0.82	$ 0.81
Net Income (Loss)	$ 0.25	$ (0.51)	$ 0.62	$ 0.82	$ 0.81
Diluted Earnings (Loss) Per Share:					
Income (Loss) Before Extraordinary Item	$ 0.25	$ (0.51)	$ 0.66	$ 0.80	$ 0.79
Net Income (Loss)	$ 0.25	$ (0.51)	$ 0.60	$ 0.80	$ 0.79
Pro forma provision (benefit) for income taxes	10,686	(8,731)			
Pro forma net income (loss)	$ 15,045	$(14,245)			
Pro forma basic earnings (loss) per share	$ 0.15	$ (0.22)			
Pro forma diluted earnings (loss) per share	$ 0.15	$ (0.22)			
Weighted-average basic shares outstanding	98,005	64,458	49,857	52,900	53,537
Weighted-average diluted shares outstanding	98,005	64,458	51,789	54,663	54,643
Supplemental Earnings Per Share Data:					
Diluted earnings per share before restructuring charge	$ 0.25	$ (0.51)	$ 0.60	$ 0.80	$ 0.88
Balance Sheet Data (as of end of period):					
Cash and cash equivalents	$ 7,377	$ 30,411	$ 23,569	$ 13,297	$ 30,531
Working capital	(4,986)	31,005	(1,700)	(1,048)	(1,307)
Total assets	73,096	275,345	286,474	311,828	321,284
Total debt	25,264	320,000	187,568	157,512	115,000
Total stockholders' equity (deficit)	34,791	(68,591)	61,435	105,167	148,104
Other Data:					
Number of retail stores (at end of period)	47	62	102	147	192
Comparable store sales growth	16.4%	16.5%	14.8%	8.9%	(1.7)%
Comparable store sales growth with catalog and Internet	15.9%	17.6%	16.8%	12.8%	2.0%
Gross profit margin	55.7%	55.8%	56.1%	54.6%	54.2%
Depreciation and amortization	$ 3,581	$ 4,662	$ 6,709	$ 10,762	$ 14,347
Capital expenditures	9,173	9,433	22,749	37,122	26,844
EBITDA[1]	31,315	(2,865)	82,237	98,861	94,716
Adjusted EBITDA[2]	42,139	59,251	83,150	99,300	103,664
Adjusted EBITDA margin[3]	28.6%	31.4%	31.7%	29.3%	27.3%
Cash Flow Data:					
Net cash flows from operating activities	$ 30,035	$(11,578)	$ 55,430	$ 57,310	$ 86,962
Net cash flows from investing activities	(9,961)	(9,305)	(22,676)	(37,457)	(26,428)
Net cash flows from financing activities	(13,541)	43,917	(39,683)	(30,042)	(43,256)

(1) EBITDA represents earnings before extraordinary items, interest, income taxes, depreciation and amortization. For this purpose, amortization does not include amortization of deferred financing costs of $974 in 1999, $1,164 in 2000 and $1,114 in 2001, respectively, which amounts are included in interest expense. EBITDA is presented because management believes it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies since not all companies necessarily calculate EBITDA in an identical manner and therefore is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management's discretionary use nor has it been represented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(2) Adjusted EBITDA reflects EBITDA adjusted to eliminate (a) the bonus of $61,263 in 1998 related to the 1998 recapitalization, (b) the $8,000 restructuring charge in 2001, (c) other expense (income), (d) non-cash stock-based compensation, and (e) compensation and benefits paid to the former sole stockholder of the S corporation of $10,490 in 1997.

(3) Adjusted EBITDA margin reflects adjusted EBITDA as a percentage of net sales.

Critical Accounting Policies and Estimates

"Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgements, including those related to inventories, restructuring costs, bad debts, intangible assets, income taxes, debt service and contingencies and litigation. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgements and estimates used in the preparation of our consolidated financial statements.

As described in the Notes to the Consolidated Financial Statements, we sell our products both directly to retail customers and through wholesale channels. Revenue from the sale of merchandise to retail customers is recognized at the time of sale while revenue from wholesale customers is recognized when shipped. Customers, be they retail or wholesale, do have the right to return product to us in certain limited situations. Such rights of return have not precluded revenue recognition because we have a long history with such returns on which we construct a reserve. This reserve, as a percentage of sales, has historically approximated 0.2%. This estimate, however, is subject to change. In addition to returns, we bear credit risk relative to our wholesale customers. We have provided a reserve for bad debts in our financial statements based on our estimates of the creditworthiness of our customers. However, this estimate is also subject to change.

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value, based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. In addition, our inventory is stated at the lower of cost or market on a last-in, first-out ("LIFO") basis. Fluctuations in inventory levels along with the cost of raw materials could impact the carrying value of our inventory.

We have a significant deferred tax asset recorded on our financial statements. This asset arose at the time of our recapitalization in 1998 and is, in essence, a future tax deduction for us. The recoverability of this future tax deduction is dependent upon our future profitability. We have made an assessment that this asset is more likely than not to be recovered and that the asset is appropriately reflected on the balance sheet. Should we find that we are not able to utilize this deduction in the future, we would have to record a reserve for all or a part of this asset.

In fiscal 2001, we closed our distribution facility in Utah and recorded a restructuring charge. Part of the shut-down charge related to the lease commitment that we have through 2005. Management has not recorded the entire commitment as a liability since it believes that it will be able to sublet this facility at some time in the near future. However, there is no absolute certainty relative to this and the estimate of future net lease commitments could change in the future. We estimate the remaining occupancy obligation that has not been reserved for is approximately $1.5 million.

Performance Measures

We measure the performance of our retail and wholesale segments through a segment margin calculation, which specifically identifies not only gross profit on the sales of products through the two channels but also costs and expenses specifically related to each segment.

Fluctuations in Quarterly Operating Results

We have experienced, and may we experience in the future, fluctuations in our quarterly operating results. There are numerous factors that can contribute to these fluctuations; however, the principal factors are seasonality and new store openings.

Seasonality. We have historically realized higher revenues and operating income in our fourth quarter, particularly in our retail business which is becoming a larger portion of our sales. We believe that this has been due primarily to increased sales in the giftware industry during the holiday season of the fourth quarter.

New Store Openings. The timing of our new store openings may also have an impact on our quarterly results. First, we incur certain onetime expenses related to opening each new store. These expenses, which consist primarily of salaries, supplies and marketing costs, are expensed as incurred. Second, most store expenses vary proportionately with sales, but there is a fixed cost component. This typically results in lower store profitability when a new store opens because new stores generally have lower sales than mature stores. Due to both of these factors, during periods when new store openings as a percentage of the base are higher, operating profit may decline in dollars and/or as a percentage of sales. As the overall store base matures, the fixed cost components of selling expenses is spread over an increased level of sales, resulting in a decrease in selling and other expenses as a percentage of sales.

Fifty-Two Weeks Ended December 29, 2001 ("2001") Compared to the Fifty-Two Weeks Ended December 30, 2000 ("2000")

Net Sales. Net sales increased 12.1% to $379.8 million in 2001 from $338.8 million in 2000. This growth was primarily achieved by increasing the number of retail stores from 147 to 192, increasing sales through catalog and Internet operations and increasing sales to wholesale customers.

Wholesale sales, including European operations, increased 2.8% to $168.1 million in 2001 from $163.5 million for 2000. This growth was achieved both by increasing sales to existing customers and by increasing the number of wholesale locations. We believe that wholesale sales growth has been and will continue to be positively impacted by marketing and merchandising programs, new product introductions, wholesale exclusive products, the addition of new wholesale locations and the anticipated continued growth of our European operations.

Retail sales increased 20.8% to $211.7 million in 2001 from $175.3 million for 2000. There were 192 retail stores open as of December 29, 2001 compared to 147 stores open at December 30, 2000. The increase in retail sales was achieved primarily through the addition of 45 new stores and increased sales in catalog and Internet operations. Comparable store and catalog and Internet sales in 2001 increased 2.0% compared to 2000. Retail comparable store sales in 2001 decreased 1.7% compared to 2000. There were 147 stores included in the comparable store base at the end of 2001, and 45 of these stores were included for less than a full year.

The events of September 11th had significant negative effects on both our wholesale and retail divisions in 2001. In wholesale we had achieved low double-digit year-to-date growth in incoming order volume as of the week preceding September 11th. Incoming order volume for the 15 weeks subsequent to September 11th grew 2.3% over the comparable prior year period. In retail, with mall traffic down significantly after September 11th, comparable store and catalog and Internet sales declined, on a year to date basis, from 10% through August of 2001 to 2.0% as of the end of the year.

Gross Profit. Gross profit increased 11.1% to $205.7 million in 2001 from $185.1 million in 2000. As a percentage of net sales, gross profit decreased to 54.2% in 2001 from 54.6% in 2000. The decrease in gross profit as a percentage of net sales for 2001 was primarily attributable to discounts associated with the sell-through of holiday merchandise in the retail business during the first quarter of 2001, a higher mix of sales associated with our fragrance of the month sales program and a higher mix of non-manufactured sales. The gross profit rate in each of the third and fourth quarters of 2001 was higher than the comparable prior year quarter, and for the last half of 2001 increased to 56.3% from 55.0% in the last half of 2000. The improvement in the gross profit rate in the last half of 2001 compared to the last half of 2000 was primarily the result of supply chain inefficiencies in the fourth quarter of 2000 that were not experienced in the latter half of 2001. The supply chain inefficiencies in the fourth quarter of 2000 were related to significant over-staffing in our manufacturing and logistics operations. These supply chain inefficiencies were corrected in the first quarter of 2001 through the closure of our Salt Lake City distribution center and the reduction of our workforce by approximately 450 people.

Selling Expenses. Selling expenses increased 20.0% to $77.3 million in 2001 from $64.5 million in 2000. These expenses are related to both wholesale and retail operations and consist of payroll, occupancy, advertising and other operating costs, as well as preopening costs, which are expensed as incurred. As a percentage of net sales, selling expenses were 20.4% in 2001 and 19.0% in 2000. The primary factor behind the increase in selling expenses in dollars and as a percentage of sales was the increase in the number of retail stores we operated and the resulting shift in business mix between retail and wholesale sales. Retail sales, which have higher selling expenses as a percentage of sales than wholesale sales, represented 55.7% of total sales in 2001 compared to 51.7% in 2000. The number of retail stores increased from 147 in 2000 to 192 in 2001. The increase in selling expenses as a percentage of sales is also explained by the heavy weighting of new stores. We opened 45 new stores in 2001 and 2000. New stores typically generate lower operating margin contributions than stores that have been open for more than one year since fixed costs, as a percentage of sales, are higher during the early sales maturation period and since preopening costs are fully expensed in the year of opening. Excluding the sales and selling expenses of the 2000 and 2001 store classes from the fifty-two weeks ended December 29, 2001, and the sales and selling expenses of the 2000 store class from the fifty-two weeks ended December 30, 2000, store selling expense declined as a percentage of sales.

Segment Profitability. Segment profitability is net sales less cost of sales and selling expenses. Segment profitability for our wholesale operations, including Europe, was $65.4 million, or 38.9% of wholesale sales in 2001 compared to $64.7 million or 39.6% of wholesale sales in 2000. Segment profitability for our retail operations was $63.0 million or 29.8% of retail sales in 2001 compared to $55.9 million or 31.9% of retail sales in 2000. The decrease in segment profitability as a percentage of sales for 2001 was primarily attributable to discounts associated with the sell-through of holiday merchandise in the retail business during the first quarter of 2001, a higher mix of sales associated with our fragrance of the month sales program and a higher mix of non-manufactured sales. Segment profitability for the last half of 2001 increased to 38.5% from 38.0% in the last half of 2000. The improvement in segment profitability in the last half of 2001 compared to the last half of 2000 was primarily the result of supply chain inefficiencies in the fourth quarter of 2000 that were not experienced in the fourth quarter of 2001.

General and Administrative Expenses. General and administrative expenses, which consist primarily of personnel-related costs incurred in support functions, increased 22.0% to $38.5 million in 2001 from $31.6 million in 2000. As a percentage of net sales, general and administrative expenses increased to 10.1% from 9.3%. The increase in general and administrative expenses was primarily due to the new systems infrastructure installed in the last half of fiscal 2000, occupancy expenses associated with our new headquarters building opened in May 2001 and expenses associated with the bonus program.

Restructuring Charge. A restructuring charge for $8.0 million was recorded in 2001 to record costs associated with our decision to consolidate and restructure our distribution and manufacturing operations. We closed our Utah distribution facility and restructured our distribution and manufacturing work-force during 2001. Included in the restructuring charge are severance and other employee related costs, the non-cash write-down of non-recoverable leasehold improvements, fixture and equipment investments and estimated continuing occupancy expenses for abandoned facilities, net of anticipated sub-lease income. An analysis of the restructuring reserve is as follows:

	Expense	Costs Paid During the Fifty-Two Weeks Ended December 29, 2001	Accrued as of December 29, 2001
Occupancy	$2,635	$ 781	$1,854
Employee related	2,635	2,304	331
Other	606	606	—
Total	$5,876	$3,691	$2,185

In addition, as described above, we recorded a $2,124 pre-tax write-down of non-recoverable leasehold improvements, fixture and equipment investments at our Utah facility.

The closure of our Utah distribution facility and the restructuring of our distribution and manufacturing workforce in the first quarter of 2001 did not negatively impact our ability to execute our growth strategy in 2001, and we do not believe it will have any negative impact on our ability to execute our growth strategy in the future. In April 2001, we opened a new 256,000 square foot distribution center in South Deerfield, Massachusetts and consolidated substantially all distribution operations in this facility. We believe that our current workforce and our new distribution center (which can be expanded by up to 105,000 square feet under the existing lease) are adequate to support our current growth plans throughout all regions of North America, including our plans to increase distribution in the South and West markets.

Net Other Expense. Net other expense was $10.9 million in 2001 compared to $16.5 million in 2000. The primary component of this expense was interest expense, which was $10.6 million in 2001 compared to $16.9 million in 2000. The decrease in interest expense was the result of the reduction in total debt outstanding from $157.5 million at December 30, 2000 to $115.0 million at December 29, 2001, and a reduction in borrowing rates resulting from decreases in the federal funds and eurodollar rates.

Income Taxes. The income tax provision for 2001 was $27.7 million compared to $29.0 million for 2000. The 2001 tax provision reflects an effective tax rate of 39% compared to 40% in 2000.

Net Income. Net income decreased 0.6% to $43.3 million in 2001 from $43.6 million in 2000. The restructuring charge recorded in 2001 reduced 2001 net income by $4.9 million.

Fifty-Two Weeks Ended December 30, 2000 ("2000") Compared to the Fifty-Two Weeks Ended January 1, 2000 ("1999")

Net Sales. Net sales increased 29.3% to $338.8 million in 2000 from $262.1 million in 1999. This growth was primarily achieved by increasing the number of retail stores from 102 to 147, increasing sales in existing retail stores and catalog and Internet operations and increasing sales to wholesale customers.

Wholesale sales, including European operations, increased 17.8% to $163.5 million from $138.9 million for 1999. This growth was achieved primarily by increasing sales to existing customers. We believe that wholesale sales growth has been and will continue to be positively impacted by increased promotional spending, the addition of new wholesale locations and the anticipated growth of our European operations.

Retail sales increased 42.3% to $175.3 million in 2000 from $123.2 million for 1999. This growth was achieved primarily through the addition of 45 new stores, increased sales in existing stores and increased sales in catalog and Internet operations. Comparable store and catalog and Internet sales in 2000 increased 12.8% over 1999. Retail comparable store sales in 2000 increased 8.9% over 1999. There were 102 stores included in the comparable store base at the end of 2000, and 40 of these stores were included for less than a full year. Our continued growth in comparable store sales was attributable to the increased number and strong performance of new stores entering the comparable store base and continued sales growth in stores opened prior to 1999.

Gross Profit. Gross profit increased 26.0% to $185.1 million in 2000 from $147.0 million in 1999. As a percentage of net sales, gross profit decreased to 54.6% in 2000 from 56.1% in 1999. The decrease in gross profit as a percentage of net sales was primarily due to inefficiencies in supply chain operations. In anticipation of a significantly stronger holiday selling season in the fourth quarter of 2000, we increased our logistics and manufacturing infrastructure more rapidly than was ultimately required. As a result, during the fourth quarter we incurred excess labor and support costs due to significant overstaffing in both our manufacturing and logistics operations. Other factors that contributed to the decline in gross profit as a percentage of sales were approximately $1.3 million of unexpected distribution costs incurred during the third quarter of 2000, due to shipping inefficiencies caused during the implementation of new distribution software, and the cost of operating our Salt Lake City distribution center for a full year in 2000 compared to approximately 18 weeks in 1999.

Selling Expenses. Selling expenses increased 45.0% to $64.5 million in 2000 from $44.5 million in 1999. These expenses were related to both wholesale and retail operations and consist of payroll, advertising, occupancy and other operating costs. As a percentage of net sales, selling expenses were 19.0% in 2000 and 17.0% in 1999. The primary factor behind the increase in selling expense in dollars and as a percentage of sales was the increase in the number of retail stores operated by us and the resulting shift in business mix between retail and wholesale sales. Retail sales, which have higher selling expenses as a percentage of sales than wholesale sales, represented 51.7% of total sales in 2000 compared to 47.0% in 1999. The number of retail stores increased from 102 in 1999 to 147 in 2000. Selling expenses as a percentage of sales in new stores are generally higher than in stores that have been open for more than one year since fixed costs, as a percentage of sales, are higher during the early sales maturation period and since preopening costs are fully expensed in the year of opening.

Segment Profitability. Segment profitability is net sales less cost of sales and selling expenses. Segment profitability for our wholesale operations, including Europe, was $64.7 million, or 39.6% of wholesale sales in 2000 compared to $59.4 million or 42.7% of wholesale sales in 1999. Segment profitability for our retail operations was $55.9 million or 31.9% of retail sales in 2000 compared to $43.1 million or 35.0% of retail sales in 1999. The decrease in wholesale and retail segment profitability as a percentage of net sales was largely attributable to inefficiencies in supply chain operations, as described above. Other factors that contributed significantly to the decline in segment profitability as a percentage of net sales were approximately $1.3 million of unexpected distribution costs incurred during the third quarter of 2000, due to shipping inefficiencies caused during the implementation of new distribution software; and the cost of operating our Utah distribution facility for a full year in 2000 compared to approximately 18 weeks in 1999.

General and Administrative Expenses. General and administrative expenses, which consist primarily of personnel-related costs incurred in support functions, increased 21.3% to $31.6 million in 2000 from $26.0 million in 1999. As a percentage of net sales, general and administrative expenses decreased to 9.3% from 9.9% in 1999. The increase in general and administrative expense in dollars was primarily attributable to our continued investment in building our organizational infrastructure. The decrease in general and administrative expenses as a percentage of net sales was attributable to our leveraging of these expenses over a larger sales base.

Income from Operations. Income from operations increased 16.6% to $89.1 million in 2000 from $76.4 million for 1999. Income from operations as a percentage of net sales decreased to 26.3% in 2000 compared to 29.1% in 1999.

Net Other Expense. Net other expense was $16.5 million in 2000 compared to $19.2 million in 1999. The primary component of this expense was interest expense, which was $16.9 million in 2000 compared to $20.0 million in 1999. The decrease in interest expense was the result of the reduction in total debt outstanding from $187.5 million at January 1, 2000 compared to $157.5 million at December 30, 2000.

Income Taxes. The income tax provision for 2000 was $29.0 million compared to $22.9 million for 1999. The 2000 and 1999 tax provision reflects an effective tax rate of 40%.

Net Income. Net income increased 40% to $43.6 million in 2000 from $31.1 million in 1999.

Liquidity and Capital Resources

We have consistently generated positive cash flow from operations. Specifically, over the last three fiscal years we have generated a total of approximately $200 million, including almost $87 million in 2001. These amounts have exceeded net income in all the fiscal years presented due to two factors. First, we have incurred non-cash charges for depreciation and amortization. Second, income tax expense has significantly exceeded taxes actually paid out owing to tax deductions that we continue to avail ourselves of that arose from the 1998 recapitalization. These significant tax deductions are to continue for the next eleven years. On an annual basis, this results in tax savings of approximately $11.7 million per year through 2013 assuming sufficient income to realize the full benefit of this deduction.

These internally generated cash flows have been sufficient to fund necessary capital expenditures for our expansion plans. Capital expenditures in 2001 were $26.8 million and were related to (i) the capital requirements to open 45 new stores; (ii) investments in logistics operations including the opening of a new distribution center in April 2001; (iii) information systems; and (iv) manufacturing operations. Such capital expenditures were approximately $37.1 million in 2000 and related to similar type expenditures. More specifically, 45 new stores were opened in 2000 and we undertook a significant upgrade to our information systems in that year. We anticipate that capital expenditures in 2002 will total approximately $28.0 million and will be spent in a similar manner as in 2001. We believe that we will open approximately 45 new stores in 2002.

Despite significant capital expenditures, operating cash flows have still provided sufficient cash to both fund repayments of our term loan and borrowings under our credit facility. We currently have a credit agreement with a consortium of banks that was established at the time of our initial public offering. This credit agreement provides for a maximum borrowing of $300 million and consists of a revolving credit facility for $150 million and a term loan for $150 million. We can elect to set the interest rates on all or a portion of the borrowings outstanding under the credit agreement at a rate per annum equal to (a) the greatest of (1) the prime rate, (2) the base CD rate plus 1.00% or (3) the federal funds effective rate plus 1/2% plus a margin ranging from 0.00% to 0.75%, or (b) the eurodollar rate plus a margin ranging from 1.00% to 1.75%. The weighted-average interest rate on outstanding borrowings at December 29, 2001 was 2.94%.

Our credit agreement requires that we comply with several financial and other covenants, including requirements that we maintain at the end of each fiscal quarter the following financial ratios as set forth in our credit agreement:

- a consolidated total debt to consolidated EBITDA ratio of no more than 3.00 to 1.00 at December 29, 2001 (at December 29, 2001 this ratio was 1.13 to 1.00) and of no more than 2.50 to 1.00 for subsequent fiscal quarters.
- a fixed charge coverage ratio (the ratio of the sum of consolidated EBITDA plus lease expense to the sum of consolidated cash interest expense plus lease expense) of no less than 3.50 to 1.00 at December 29, 2001 (at December 29, 2001 this ratio was 4.96 to 1.00) and of no less than 4.00 to 1.00 for subsequent fiscal quarters.

Our credit agreement defines EBITDA generally as our consolidated net income (excluding extraordinary gains, and gains and losses from material dispositions), plus the amount of net interest expense, depreciation and amortization, income taxes, certain non-cash compensation expenses, and certain rental expenses. EBITDA as defined in our credit agreement differs from the definition of EBITDA used elsewhere herein, in that it excludes gains and losses from dispositions of material assets and non-cash compensation expense. We have included the amount of these expenses in our more conservative calculation of EBITDA used elsewhere, which calculation is therefore lower than EBITDA as used in our credit agreement.

This credit arrangement does not mature until 2004. No payments of principal are due on the revolving credit facility until this maturity date. The term loan is payable in quarterly installments ranging from $7.5 million to $9.5 million in March, June, September and December of each year commencing on December 31, 1999. As of December 29, 2001, $32.5 million was outstanding under the revolving credit facility, leaving $117.5 million in availability.

In addition to obligations to repay our long-term debt, we lease the majority of our retail stores under long-term operating leases. The following table summarizes our commitments under both our debt and lease obligations:

Payments Due By Period (In Thousands)

Contractual obligations	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Long-term debt	$115,000	$31,500	$ 83,500	$ —	$ —
Operating leases	146,290	17,218	33,209	30,013	65,850
Total contractual cash obligations	$261,290	$48,718	$116,709	$30,013	$65,850

We believe that cash flow from operations and funds available under our credit agreement have been and will be sufficient for our working capital needs, planned capital expenditures and debt service obligations for the next twelve months.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, was required to be adopted by the Company on December 31, 2000. The effect of adopting this standard was not material to the Company's financial position, results of operations or cash flows.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. This statement amends the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and Accounting Principles Board No. 30, "Reporting Results of Operations—Reporting the Effects of

Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement, which excludes goodwill from its scope, establishes the methodology to be used for evaluating (i) long-lived assets to be held and used, (ii) long-lived assets to be disposed of other than by sale, and (iii) long-lived assets to be disposed of by sale, for both ongoing and discontinued operations. In addition, SFAS No. 144 broadens the treatment of discontinued operations to include components of an entity rather than just segments of a business. SFAS No. 144 is required to be adopted by the Company in fiscal 2002. The Company has not completed the process of evaluating the impact that will result from adopting this statement and is therefore unable to disclose the impact that adopting SFAS No. 144 will have on our financial position and results of operations.

Impact of Inflation

We do not believe inflation has a significant impact on our operations. The prices of our products have not varied based on the movement of the consumer price index. The majority of our material and labor costs have not been materially affected by inflation.

Future Operating Results

As referenced above, there are a number of factors that might cause our actual results to differ significantly from the results reflected by the forward-looking statements contained herein. In addition to factors generally affecting the political, economic and competitive conditions in the United States and abroad, such factors include those set forth below.

If we fail to grow our business as planned, our business could suffer and financial results could decline; as we grow it will be difficult to maintain our historical growth rates.

We intend to continue to pursue a business strategy of increasing sales and earnings by expanding our retail and wholesale operations both in the United States and internationally. We intend to grow internally and not by acquisition. In particular, our retail growth strategy depends in large part on our ability to open new stores in both existing and new geographic markets. Since our ability to implement our growth strategy successfully will be dependent in part on factors beyond our control, including consumer preferences and our competitive environment, we may not be able to achieve our planned growth or sustain our financial performance. Our ability to anticipate changes in the candle and giftware industries, and identify industry trends, will be critical factors in our ability to remain competitive.

We expect that, as we grow, it will become more difficult to maintain our growth rate, which could negatively impact our operating margins and results of operations. New stores typically generate lower operating margin contributions than mature stores because fixed costs, as a percentage of sales, are higher and because preopening costs are fully expensed in the year of opening. In addition, our retail sales generate lower margins than our wholesale sales. Our wholesale business has grown by increasing sales to existing customers and by adding new customers. If we are not able to continue this, our sales growth and profitability could be adversely affected. In addition, if we do not effectively manage our growth, we may experience problems such as the supply chain inefficiencies that occurred in 2000 due to overstaffing in our manufacturing and logistics operations. These inefficiencies were corrected in 2001 through a workforce reduction and the closing of our Salt Lake City distribution center, but resulted in a decline in our gross profit in the last quarter of 2000 and a restructuring charge of $8.0 million in 2001. We cannot assure that we will continue to grow at a rate comparable to our historic growth rate or that our historic financial performance will continue as we grow.

We face significant competition in the giftware industry. This competition could cause our revenues or margins to fall short of expectations which could adversely affect our future operating results, financial condition and liquidity and our ability to continue to grow our business.

We compete generally for the disposable income of consumers with other producers in the approximately $55.2 billion giftware industry. The giftware industry is highly competitive with a large number of both large and small participants. Our products compete with other scented and unscented candle and personal care products and with other gifts within a comparable price range, like boxes of candy, flowers, wine, fine soap and related merchandise. Our retail stores compete with franchised candle store chains, specialty candle stores and gift and houseware retailers. Some of our competitors are part of large, diversified companies which have greater financial resources and a wider range of product offerings than we do. This competitive environment could adversely affect our future revenues and profits, financial condition and liquidity and our ability to continue to grow our business.

A material decline in consumers' discretionary income could cause our sales and income to decline.

Our results depend on consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty like that which followed the terrorist attacks on the United States, and the possibility of further terrorist attacks. Any material decline in the amount of discretionary spending could have a material adverse effect on our sales and income.

Because we are not a diversified company and are dependent upon one industry, we have less flexibility in reacting to unfavorable consumer trends, adverse economic conditions or business cycles.

We rely primarily on the sale of premium scented candles and related products in the giftware industry. In the event that sales of these products decline or do not meet our expectations, we cannot rely on the sales of other products to offset such a shortfall. As a significant portion of our expenses is comprised of fixed costs, such as lease payments, our ability to decrease expenses in response to adverse business conditions is limited in the short term. As a result, unfavorable consumer trends, adverse economic conditions or changes in the business cycle could have a material and adverse impact on our earnings.

If we lose our senior executive officers, our business could be disrupted and our financial performance could suffer.

Our success is substantially dependent upon the retention of our senior executive officers. If our senior executive officers become unable or unwilling to participate in our business, our future business and financial performance could be materially affected.

Many aspects of our manufacturing and distribution facilities are customized for our business; as a result, the loss of one of these facilities would disrupt our operations.

Approximately 80% of our sales are generated by products we manufacture at our manufacturing facility in Whately, Massachusetts and we rely primarily on our distribution facilities in South Deerfield, Massachusetts to distribute our products. Because most of our machinery is designed or customized by us to manufacture our products, and because we have strict quality control standards for our products, the loss of our manufacturing facility, due to natural disaster or otherwise, would materially affect our operations. Similarly, our distribution facilities rely upon customized machinery, systems and operations, the loss of which would materially affect our operations. Although our manufacturing and distribution facilities are adequately insured, we believe it would take up to twelve months to resume operations at a level equivalent to current operations.

Seasonal, quarterly and other fluctuations in our business, and general industry and market conditions, could affect the market for our common stock.

Our net sales and operating results vary from quarter to quarter. We have historically realized higher net sales and operating income in our fourth quarter, particularly in our retail business, which accounts for a larger portion of our sales. We believe that this has been due primarily to an increase in giftware industry sales during the holiday season of the fourth quarter. As a result of this seasonality, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. In addition, we may also experience quarterly fluctuations in our net sales and income depending on various factors, including, among other things, the number of new retail stores we open in a particular quarter, changes in the ordering patterns of our wholesale customers during a particular quarter, and the mix of products sold. Most of our operating expenses, such as rent expense, advertising and promotional expense and employee wages and salaries, do not vary directly with net sales and are difficult to adjust in the short term. As a result, if net sales for a particular quarter are below our expectations, we might not be able to proportionately reduce operating expenses for that quarter, and therefore a net sales shortfall could have a disproportionate effect on our operating results for that quarter. Further, our comparable store sales from our retail business in a particular quarter could be adversely affected by competition, economic or other general conditions or our inability to execute a particular business strategy. As a result of these factors, we may report in the future net sales, operating results or comparable store sales that do not match the expectations of market analysts and investors. This could cause the trading price of our common stock to decline. In addition, broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

Our two largest stockholders, who are affiliates of Forstmann Little & Co., effectively control us and their interests may conflict with those of other stockholders.

Partnerships affiliated with Forstmann Little & Co. own approximately 63% of our outstanding common stock and effectively control us. Accordingly, they are able to:

- influence the election of our entire board of directors and, until they no longer own any shares of our common stock, they have the contractual right to nominate two directors to our board of directors,
- control our management and policies, and
- affect the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, even where the transaction is not in the best interests of all stockholders.

They will also be able to prevent or cause a change in control of Yankee Candle and may be able to amend our Articles of Organization and By-Laws. The interests of the Forstmann Little partnerships also may conflict with the interests of the other holders of common stock.

Provisions in our corporate documents and Massachusetts law could delay or prevent a change in control of Yankee Candle.

Our Articles of Organization and By-Laws may discourage, delay or prevent a merger or acquisition involving Yankee Candle that our stockholders may consider favorable, by:

- authorizing the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors,
- providing for a classified board of directors, with staggered three-year terms, and
- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at meetings.

Massachusetts law may also discourage, delay or prevent someone from acquiring or merging with us.

The pledge of substantially all of our assets to secure our obligations under our credit agreement may hinder our ability to obtain additional debt financing on favorable terms.

We have pledged substantially all of our assets to secure our obligations under our credit agreement. Subject to restrictions contained in our credit agreement, we may incur additional indebtedness in the future. However, due to the pledge of our assets, a creditor lending to us on a senior unsecured basis will be effectively subordinated to our bank lenders. This could limit our ability to obtain, or obtain on favorable terms, and may make more costly additional debt financing outside of our credit agreement. While we do not expect to require additional financing prior to the expiration of our credit agreement, if we needed to do so the inability to obtain additional financing on favorable terms could adversely impact our results of operations or inhibit our ability to realize our growth strategy.

We do not currently intend to pay dividends on our capital stock.

We have never paid a cash dividend on our common stock as a public company and we do not intend to pay any cash dividends in the foreseeable future. Instead we intend to retain earnings for the future operation of the business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent upon our results of operations, our financial condition, contractual and legal restrictions and other factors deemed relevant by our board of directors. Under the terms of our existing credit agreement, we may not declare or pay dividends on our common stock unless our ratio of consolidated total debt to consolidated EBITDA is less than or equal to 2:1 or our aggregate principal amount of loans and letters of credit outstanding is less than $100 million. Although we meet this requirement, we do not currently intend to pay dividends.

Consolidated Statements of Operations

Fifty-Two Weeks Ended January 1, 2000, December 30, 2000 and December 29, 2001

(Dollars In Thousands, Except Per Share Data)	January 1, 2000	December 30, 2000	December 29, 2001
Net Sales	$262,075	$338,805	$379,831
Cost of Sales	115,119	153,667	174,107
Gross Profit	146,956	185,138	205,724
Operating Expenses:			
Selling expenses	44,547	64,464	77,348
General and administrative expenses	26,023	31,576	38,515
Restructuring charge	—	—	8,000
Total operating expenses	70,570	96,040	123,863
Income From Operations	76,386	89,098	81,861
Other (Income) Expense:			
Interest income	(627)	(235)	(72)
Interest expense	19,971	16,900	10,596
Other (income) expense	(116)	(165)	378
Total other expense	19,228	16,500	10,902
Income Before Provision For Income Taxes	57,158	72,598	70,959
Provision For Income Taxes	22,863	29,039	27,674
Income Before Extraordinary Loss On Early Extinguishment of Debt	34,295	43,559	43,285
Extraordinary Loss On Early Extinguishment of Debt, Less income tax benefit of $2,108	3,162	—	—
Net Income	$ 31,133	$ 43,559	$ 43,285
Basic Earnings Per Share:			
Income before extraordinary item	$ 0.69	$ 0.82	$ 0.81
Net income	$ 0.62	$ 0.82	$ 0.81
Diluted Earnings Per Share:			
Income before extraordinary item	$ 0.66	$ 0.80	$ 0.79
Net income	$ 0.60	$ 0.80	$ 0.79
Weighted-Average Basic Shares Outstanding	49,857	52,900	53,537
Weighted-Average Diluted Shares Outstanding	51,789	54,663	54,643

See notes to consolidated financial statements.

Consolidated Balance Sheets

December 30, 2000 and December 29, 2001

(In Thousands)	December 30, 2000	December 29, 2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 13,297	$ 30,531
Accounts receivable less allowance of $352 at December 30, 2000 and $325 at December 29, 2001	17,945	23,141
Inventory	35,036	23,680
Prepaid expenses and other current assets	5,419	4,340
Deferred tax assets	3,027	3,544
Total current assets	74,724	85,236
Property, Plant and Equipment—Net	92,875	103,975
Marketable Securities	1,072	961
Classic Vehicles	874	351
Deferred Financing Costs	3,929	2,815
Deferred Tax Assets	138,061	127,029
Other Assets	293	917
Total Assets	$ 311,828	$ 321,284
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 16,133	$ 19,044
Accrued interest	2,524	125
Accrued payroll	7,757	9,170
Accrued income taxes	12,006	14,462
Other accrued liabilities	7,352	12,242
Current portion of long-term debt	30,000	31,500
Total current liabilities	75,772	86,543
Deferred Compensation Obligation	1,074	1,055
Long-Term Debt—Less current portion	127,512	83,500
Deferred Rent	2,303	2,082
Commitments and Contingencies (Notes 11 and 13)		
Stockholders' Equity:		
Common stock, $.01 par value; 300,000 shares authorized; 104,061 issued; 54,499 and 54,211 shares outstanding at December 30, 2000 and December 29, 2001, respectively.	1,041	1,041
Additional paid-in capital	224,381	224,850
Treasury stock	(212,988)	(213,752)
Retained earnings	93,740	137,025
Unearned stock compensation	(631)	(522)
Accumulated other comprehensive loss	(376)	(538)
Total stockholders' equity	105,167	148,104
Total Liabilities and Stockholders' Equity	$ 311,828	$ 321,284

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit)

Fifty-Two Weeks Ended January 1, 2000, December 30, 2000 and December 29, 2001

	Common Stock		Additional
			Paid-in
(In Thousands)	Shares	Amount	Capital
Balance, January 1, 1999	98,005	$ 980	$126,610
Redemption of common stock	—	—	—
Payment of capital subscription receivable	—	—	—
Unearned stock compensation	—	—	566
Amortization of unearned stock compensation	—	—	—
Issuance of common stock less underwriting fees and other expenses	6,054	61	96,948
Tax benefits on option exercises	—	—	359
Comprehensive income (loss):			
Net income	—	—	—
Foreign currency translation loss	—	—	—
Comprehensive income	—	—	—
Balance, January 1, 2000	104,059	1,041	224,483
Amortization of unearned stock compensation	—	—	—
Additional expenses relative to 1999 issuance of common stock	—	—	(102)
Comprehensive income (loss):			
Net income	—	—	—
Foreign currency translation loss	—	—	—
Comprehensive income	—	—	—
Balance, December 30, 2000	104,059	1,041	224,381
Redemption of common stock	—	—	—
Issuance of common stock on option exercises	2	—	8
Unearned stock compensation	—	—	461
Amortization of unearned stock compensation	—	—	—
Comprehensive income (loss):			
Net income	—	—	—
Foreign currency translation loss	—	—	—
Comprehensive income	—	—	—
Balance, December 29, 2001	*104,061*	*$1,041*	*$224,850*

See notes to consolidated financial statements.

Treasury Stock	Retained Earnings	Capital Subscription Receivable	Unearned Stock Compensation	Accumulated Other Comprehensive Loss	Comprehensive Income	Total
$(212,448)	$ 19,048	$(1,084)	$(1,698)	$ 1	—	$ (68,591)
(540)	—	—	—	—	—	(540)
—	—	1,084	—	—	—	1,084
—	—	—	(566)	—	—	—
—	—	—	1,029	—	—	1,029
—	—	—	—	—	—	97,009
—	—	—	—	—	—	359
—	31,133	—	—	—	$31,133	31,133
—	—	—	—	(48)	(48)	(48)
—	—	—	—	—	$31,085	—
(212,988)	50,181	—	(1,235)	(47)	—	61,435
—	—	—	604	—	—	604
—	—	—	—	—	—	(102)
—	43,559	—	—	—	43,559	43,559
—	—	—	—	(329)	(329)	(329)
—	—	—	—	—	$43,230	—
(212,988)	93,740	—	(631)	(376)	—	105,167
(764)	—	—	—	—	—	(764)
—	—	—	—	—	—	8
—	—	—	(461)	—	—	—
—	—	—	570	—	—	570
—	43,285	—	—	—	43,285	43,285
—	—	—	—	(162)	(162)	(162)
—	—	—	—	—	$43,123	—
$(213,752)	*$137,025*	*$ —*	*$ (522)*	*$(538)*	—	*$148,104*

Consolidated Statements of Cash Flows

Fifty-Two Weeks Ended January 1, 2000, December 30, 2000 and December 29, 2001

(In Thousands)	January 1, 2000	December 30, 2000	December 29, 2001
Cash Flows From Operating Activities:			
Net income	$ 31,133	$ 43,559	$ 43,285
Adjustments to reconcile net income to net cash from operating activities:			
Extraordinary loss on early extinguishment of debt	3,162	—	—
Depreciation and amortization	6,709	10,762	14,347
Impairment	—	—	2,324
Realized and unrealized (gain) loss on marketable securities	(4)	79	47
Non-cash stock compensation	1,029	604	570
Deferred taxes	13,915	11,013	10,515
Loss (gain) on disposal of fixed assets and classic vehicles	132	(123)	519
Changes in assets and liabilities:			
Accounts receivable, net	(4,817)	(4,766)	(5,240)
Inventory	(9,586)	(13,254)	11,276
Prepaid expenses and other assets	(2,225)	(2,287)	275
Accounts payable	1,365	1,495	2,917
Accrued expenses and other liabilities	13,776	10,228	6,127
Deferred rent	841	—	—
Net cash from operating activities	55,430	57,310	86,962
Cash Flows From Investing Activities:			
Purchase of property and equipment	(22,749)	(37,122)	(26,844)
Proceeds from sale of property and equipment	29	—	352
Investments in marketable securities	(366)	(335)	(191)
Proceeds from sale of marketable securities	410	—	255
Net cash from investing activities	(22,676)	(37,457)	(26,428)
Cash Flows From Financing Activities:			
Payments for redemption of common stock	(540)	—	(764)
Proceeds from issuance of common stock on option exercises	—	—	8
Repayment of subordinated notes	(320,000)	—	—
Net (repayments) borrowings under bank credit agreements	(33,000)	60	—
Proceeds from the sale of common stock in 1999 (net of fees and expenses)	97,009	(102)	—
Proceeds from long-term borrowings	228,068	—	—
Principal payments on long-term debt	(7,500)	(30,000)	(42,500)
Payments for deferred financing costs	(4,804)	—	—
Proceeds from repayment of capital stock subscription receivable	1,084	—	—
Net cash from financing activities	(39,683)	(30,042)	(43,256)
Effect of Exchange Rate Changes on Cash	87	(83)	(44)
Net (Decrease) Increase in Cash and Cash Equivalents	(6,842)	(10,272)	17,234
Cash and Cash Equivalents, Beginning of Year	30,411	23,569	13,297
Cash and Cash Equivalents, End of Year	$ 23,569	$ 13,297	$ 30,531
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 18,672	$ 16,786	$ 12,029
Income taxes	$ 864	$ 11,656	$ 14,703
Purchase of equipment by assumption of capital lease and lease incentives	$ 802	$ 802	$ —

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Fifty-Two Weeks Ended January 1, 2000, December 30, 2000 and December 29, 2001
(In Thousands, Except Share and Per Share Amounts)

1. History, Recapitalization and Financing

The Yankee Candle Company, Inc. and subsidiaries ("Yankee Candle" or "the Company") is the leading designer, manufacturer, wholesaler and retailer of premium scented candles in the growing giftware industry based on sales. The Company has a 32-year history of offering its distinctive products and marketing them as affordable luxuries and consumable gifts. Yankee Candle products are available in approximately 170 fragrances and include a wide variety of jar candles, Samplers® votive candles, pillars, tapers, tea lights, Tarts® wax potpourri and other candle products, marketed as Yankee Candle® branded products primarily under the trade names Housewarmer®, Country Kitchen®, Country Classics™, Aroma Formula™ and Frosted Favorites™. The Company also sells a wide range of coordinated candle accessories as well as branded fragranced non-candle products including Yankee Candle Car Jars® air fresheners, Yankee Candle™ Bath personal care products and Yankee Candle sachets. The Company sells its products through several channels including wholesale customers who operate approximately 13,500 gift store locations, 192 Company-owned and operated retail stores in 39 states as of December 29, 2001, direct mail catalogs, its Internet website (www.yankeecandle.com), international distributors and its distribution center located in the United Kingdom.

On July 1, 1999, the Company sold 6,000,000 shares of common stock at $18 per share in an initial public offering and listed its stock on the New York Stock Exchange.

The proceeds to the Company from its initial public offering, after deducting underwriting fees and other expenses, were approximately $97,000. On July 7, 1999, the Company used these proceeds, together with $220,000 of bank borrowings under a new credit facility (described in Note 6), and available cash to redeem $320,000 aggregate principal amount of outstanding Subordinated Debentures that had initially arisen as part of the recapitalization of the Company in 1998 (the "1998 recapitalization"). The redemption of these subordinated debentures resulted in an extraordinary charge to the statement of operations of $3,162, net of tax $(0.07) and $(0.06) per basic and diluted share, respectively. These charges related to the write-off of financing fees that had previously been deferred.

2. Summary of Significant Accounting Policies

Basis of Presentation. The fiscal year is the 52 or 53 weeks ending the Saturday closest to December 31. All years presented are 52 weeks in length. In some instances, the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001 are referred to as fiscal 1999, fiscal 2000 and fiscal 2001, respectively.

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Accounting Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. The Company sells its products directly to retail customers and through wholesale channels. Revenue from the sale of merchandise to retail customers is recognized at the time of sale while revenue from wholesale customers is recognized when shipped. The Company believes that these are the times when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price is fixed and collectibility is reasonably assured. Customers, be they retail or wholesale, do have the right to return product in certain limited situations. Such right of returns have not precluded revenue recognition because the Company has a long history with such returns on which it constructs a reserve.

The Company also sells gift certificates and gift cards. At the point of sale of gift certificates and gift cards, the Company records a deferred liability. Revenue is recorded upon the redemption of the certificates and gift cards.

The adoption of SEC Staff Accounting Bulletin No. 101, "Revenue Recognition" had no impact on the Company's consolidated financial statements.

Cash and Cash Equivalents. The Company considers all short-term interest-bearing investments with original maturities of three months or less to be cash equivalents. Such investments are classified by the Company as "held to maturity" securities under the provisions of Statement of Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities are stated at cost, adjusted for amortization of discounts and premiums to maturity.

(In Thousands, Except Share and Per Share Amounts)

Marketable Securities. The Company classifies the marketable securities held in its deferred compensation plan as "trading" securities under SFAS No. 115. In accordance with the provisions of this statement, the investment balance is stated at fair market value, based on quoted market prices. Unrealized gains and losses are reflected in earnings; realized gains and losses are computed using the specific-identification method. As the assets held in the deferred compensation plan reflect amounts due to employees, but available for general creditors of the Company in the event the Company becomes insolvent, the Company has recorded the investment balance as a noncurrent asset and has established a corresponding other long-term liability entitled "deferred compensation obligation" on the balance sheet.

The marketable securities held in this plan consist of investments in mutual funds at December 30, 2000 and December 29, 2001. Unrealized gains (losses) included in earnings during the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001 were $4, $(79) and $(58), respectively. Gains of $44, $0 and $11 were realized during the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001, respectively.

Inventories. Inventories are stated at the lower of cost or market on a last-in, first-out ("LIFO") basis. In fiscal 2001, the liquidation of certain LIFO layers decreased cost of sales by $171. There were no such liquidations in fiscal 1999 or fiscal 2000.

Property, Plant and Equipment. Property, plant and equipment are stated at cost and are depreciated on the straight-line method based on the estimated useful lives of the various assets. The estimated useful lives are as follows:

Buildings and improvements	5 to 40 years
Computer equipment	2 to 5 years
Furniture and fixtures	5 to 10 years
Equipment	10 years
Vehicles	5 years

Leasehold improvements are amortized using the straight-line method over the lesser of the estimated life of the improvement or the remaining life of the lease. Expenditures for normal maintenance and repairs are charged to expense as incurred.

Deferred Financing Costs. The Company amortizes deferred financing costs using the effective-interest method over the life of the related debt. Accumulated amortization was $2,139 and $3,253 at December 30, 2000 and December 29, 2001, respectively.

Trademarks. Trademarks are recorded at cost and amortized over 15 years. Cost of trademarks, included in other assets at December 30, 2000 and December 29, 2001, was $231. Accumulated amortization was $101 and $116, at December 30, 2000 and December 29, 2001, respectively.

Classic Vehicles. Prior to 1998, the Company had invested in certain vehicles, which were displayed in its car museum. These vehicles are stated at cost, with no provision for depreciation, since their useful lives were indeterminable. During the year ended December 29, 2001, the Company closed the car museum and began the process of selling the classic vehicles. The vehicles that were sold in fiscal 2001 resulted in a loss of $82. The Company has recorded an impairment charge of $200 to reduce the carrying value of the remaining vehicles to the estimated net realizable value at December 29, 2001. During the year ended January 1, 2000 and December 30, 2000, there were no adjustments to the carrying value of these vehicles.

Advertising. The Company expenses the costs of advertising as they are incurred. Advertising expense was $2,876, $4,448 and $4,869 for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001, respectively.

Impairment Accounting. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the assets may not be recoverable. This review is based on the Company's ability to recover the carrying value of the assets from expected undiscounted future cash flows. If an impairment is indicated, the Company measures the loss based on the fair value of the asset using various valuation techniques. If an impairment loss exists, the amount of the loss will be recorded in the consolidated statements of operations. It is possible that future events or circumstances could cause these estimates to change.

Stock-Based Compensation. The Company applies the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for stock options and awards granted to employees. Compensation cost is recognized on an accelerated basis as set forth in Interpretation 28. The Company accounts for stock options and awards to non-employees in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" and EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Income Taxes. The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The provision for income taxes in the consolidated statements of operations is the actual computed tax obligation or receivable for the period, plus or minus the change during the period in deferred income tax assets and liabilities.

Fair Value of Financial Instruments. At December 29, 2001, the estimated fair values of all financial instruments approximate their carrying amounts in the consolidated balance sheets due to (i) the short-term maturity of certain instruments or (ii) the floating interest rate associated with certain instruments which have the effect of repricing such instruments regularly.

Earnings Per Share. SFAS No. 128, "Earnings Per Share," requires two presentations of earnings per share, "basic" and "diluted". Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. The denominator in the calculation is based on the following weighted-average number of common shares:

	January 1, 2000	December 30, 2000	*December 29, 2001*
Basic	49,857,000	52,900,000	*53,537,000*
Add:			
Contingently returnable shares	1,666,000	1,581,000	*795,000*
Shares issuable pursuant to option grants	266,000	182,000	*311,000*
Diluted	51,789,000	54,663,000	*54,643,000*

At December 29, 2001, 79,000 contingently returnable shares were excluded from the computation of diluted earnings per share due to the antidilutive effect.

Newly Issued Accounting Standards. In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, was required to be adopted by the Company on December 31, 2000. The effect of adopting this standard was not material to the Company's financial position, results of operations or cash flows.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. This statement amends the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and Accounting Principles Board No. 30, "Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement, which excludes goodwill from its scope, establishes the methodology to be used for evaluating (i) long-lived assets to be held and used, (ii) long-lived assets to be disposed of other than by sale and (iii) long-lived assets to be disposed of by sale, for both ongoing and discontinued operations. In addition, SFAS No. 144 broadens the treatment of discontinued operations to include components of an entity rather than just segments of a business. SFAS No. 144 is required to be adopted by the Company in fiscal 2002. The Company has not completed the process of evaluating the impact that will result from adopting this statement and is therefore unable to disclose the impact that adopting SFAS No. 144 will have on its financial position and results of operations.

Comprehensive Income. Comprehensive income includes all changes in equity during the period except those resulting from transactions with owners of the Company. It has two components: net income and other comprehensive income. Accumulated other comprehensive income reported on the Company's consolidated balance sheets consists of foreign currency translation adjustments. Comprehensive income, net of related tax effects (where applicable), is detailed in the consolidated statements of stockholders' equity (deficit).

Prior-Year Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation.

Notes to Consolidated Financial Statements *(Continued)*

Fifty-Two Weeks Ended January 1, 2000, December 30, 2000 and December 29, 2001
(In Thousands, Except Share and Per Share Amounts)

3. Inventories

The components of inventory were as follows:

	December 30, 2000	December 29, 2001
Inventory at FIFO, which approximated replacement value:		
Finished goods	$27,461	$19,523
Work-in-process	15	275
Raw materials and packaging	8,334	4,485
	35,810	24,283
Less LIFO adjustment	(774)	(603)
	$35,036	$23,680

4. Property, Plant and Equipment

The components of property, plant and equipment were as follows:

	December 30, 2000	December 29, 2001
Land and improvements	$ 4,780	$ 4,780
Buildings and improvements	53,144	61,228
Computer equipment	18,071	22,646
Furniture and fixtures	16,621	23,951
Equipment	20,982	26,051
Vehicles	1,110	890
Construction in progress	6,375	4,051
Total	121,083	143,597
Less: accumulated depreciation and amortization	(28,208)	(39,622)
	$ 92,875	$103,975

Depreciation expense was $5,702, $9,552 and $13,061 for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001, respectively. $229, $566 and $438 of interest was capitalized in the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001, respectively.

5. Concentration of Credit Risk

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100. Uninsured balances aggregated $6,774 and $27,478 at December 30, 2000 and December 29, 2001, respectively.

The Company extends credit to its wholesale customers. For the fifty-two weeks ended December 29, 2001, the Company had a significant customer that accounted for approximately 2.0% of sales and 16.0% of accounts receivable, respectively. For the fifty-two weeks ended January 1, 2000 and December 30, 2000 no single customer accounted for more than 3.0% of total sales nor did any such customer account for more than 6.0% of the outstanding receivable balance for the fifty-two weeks ended December 30, 2000.

6. Long-Term Debt

Long-term debt is summarized as follows:

	December 30, 2000	December 29, 2001
Term loan	$112,500	$ 82,500
Revolving line of credit	45,012	32,500
	157,512	115,000
Less current portion	30,000	31,500
Non-current portion	$127,512	$ 83,500

In connection with the 1998 recapitalization, the Company issued $320,000 of Subordinated Debentures. The Subordinated Debentures bore interest at 6¾%, which was payable semiannually in May and November commencing on November 30, 1998. These debentures were repaid with proceeds from the Company's initial public offering and its new credit agreement in July 1999 (see Note 1).

In April 1998, the Company entered into a credit agreement with a consortium of banks. This facility was terminated at the time that the New Credit Agreement described below was executed.

In July 1999, the Company entered into a new credit agreement with a consortium of banks (the "New Credit Agreement"). The New Credit Agreement provided for a maximum borrowing of $300,000 and consists of a revolving credit facility for $150,000 and a term loan for $150,000. Borrowings of $220,000 under the New Credit Agreement were used together with net proceeds from the initial public offering (see Note 1) to redeem the aggregate principal amount of Subordinated Debentures. The New Credit Agreement matures on July 7, 2004, with any outstanding amounts due on that date; no payments of principal are due on the revolving credit facility until this maturity date. The term loan is payable in quarterly installments ranging from $7,500 to $9,500 in March, June,

September and December of each year commencing on December 31, 1999. The New Credit Agreement is collateralized by substantially all of the assets of the Company. As of December 30, 2000 and December 29, 2001, the unused portion of the revolving credit facility was $104,988 and $117,500, respectively.

The Company is required to pay a commitment fee on the average daily unutilized portion of the revolving credit facility at a rate ranging from 1/4% to 3/8% per annum. The Company may elect to set the interest rate on all or a portion of the borrowings outstanding under the New Credit Agreement at a rate per annum equal to (a) the greatest of (1) the prime rate, (2) the base CD rate plus 1.00% or (3) the federal funds effective rate plus 1/2% plus a margin ranging from 0.00% to 0.75%, or (b) the eurodollar rate plus a margin ranging from 1.00% to 1.75%. The weighted-average interest rate on outstanding borrowings at December 29, 2001 was 2.94%.

The New Credit Agreement includes restrictions as to, among other things, the amount of additional indebtedness, contingent obligations, liens, investments, asset sales and capital expenditures and requires the maintenance of minimum levels of interest coverage. It also includes a restriction for the payment of dividends. None of the restrictions contained in the New Credit Agreement are expected to have a significant effect on the ability of the Company to operate. As of December 29, 2001, the Company was in compliance with all financial and operating covenants under the New Credit Agreement.

Aggregate annual maturities of long-term debt are as follows:

Year	Long-term Debt
2002	$ 31,500
2003	32,000
2004	51,500
Total	$115,000

7. Restructuring Charges

A restructuring charge for $8.0 million was recorded in fiscal 2001 to record costs associated with the Company's decision to consolidate and restructure its distribution and manufacturing operations. The Company closed its Utah distribution facility and restructured its distribution and manufacturing work-force during fiscal 2001. Included in the restructuring charge are severance and other employee related costs, the non-cash write-down of non-recoverable leasehold improvements, fixture and equipment investments and estimated continuing occupancy expense, net of anticipated sub-lease income. As a result of this consolidation and restructuring, the Company terminated approximately 450 manufacturing and logistics employees. An analysis of the restructuring reserve is as follows:

	Expense	Costs Paid During the Fifty-Two Weeks Ended December 29, 2001	Accrued as of December 29, 2001
Occupancy	$2,635	$ 781	$1,854
Employee related	2,635	2,304	331
Other	606	606	—
Total	$5,876	$3,691	$2,185

In addition, as described above, the Company recorded a $2,124 pre-tax write-down of non-recoverable leasehold improvements, fixture and equipment investments at its Utah facility.

8. Provision for Income Taxes

Income tax expense, exclusive of that relating to extraordinary items, consists of the following:

	Fifty-Two Weeks Ended January 1, 2000	December 30, 2000	*December 29, 2001*
Federal:			
Current	$ 7,881	$15,977	*$15,552*
Deferred	12,263	9,655	*9,530*
Total federal	20,144	25,632	*25,082*
State:			
Current	1,067	2,049	*1,607*
Deferred	1,652	1,358	*985*
Total state	2,719	3,407	*2,592*
Total income tax provision	$22,863	$29,039	*$27,674*

In connection with the 1998 recapitalization, an election was made for federal and state income tax purposes to value the assets and liabilities of the Company at fair value. As a result of such election, there is a difference between the financial reporting and tax bases of the Company's assets and liabilities. This difference was accounted for by recording a deferred tax asset of approximately $175,700 with a corresponding credit to additional paid-in capital. The deferred tax asset will be realized as these differences, including tax goodwill, are deducted, principally over a period of 15 years. In the opinion of management, the Company will have sufficient profits in the future to realize the deferred tax asset.

(In Thousands, Except Share and Per Share Amounts)

The tax effect of significant items comprising the Company's net deferred tax assets (liabilities) are as follows:

	December 30, 2000		December 29, 2001	
	Current	Non-current	Current	Non-current
Deferred tax assets:				
Basis differential as a result of a basis stepup for tax	$ —	$140,630	$ —	$132,502
Foreign net operating loss carryforwards	—	1,090	—	2,006
Deferred compensation arrangements	426	—	412	—
Employee benefits	1,765	—	1,009	—
Restructuring accrual	—	—	853	—
Other	836	590	1,270	(917)
Valuation allowance	—	(1,090)	—	(2,006)
Deferred tax liabilities—fixed assets	—	(3,159)	—	(4,556)
	$3,027	$138,061	$3,544	$127,029

A reconciliation of the statutory federal income tax rate and the effective rate of the provision for income taxes consists of the following:

	Fifty-Two Weeks Ended		
	January 1, 2000	December 30, 2000	December 29, 2001
Statutory federal income tax rate	35%	35%	35%
State income taxes net of federal benefit	4	4	4
Other	1	1	—
	40%	40%	39%

At December 29, 2001, the Company has foreign net operating loss carryforwards totaling approximately $6,700. These net operating losses have been fully reserved.

9. Profit Sharing Plan

The Company maintains a profit sharing/salary reduction plan under section 401(k) of the Internal Revenue Code. Employer matching contributions amounted to $425, $570 and $607 for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001, respectively. The Company, at its discretion, may also make annual profit sharing contributions to the plan. There were no profit sharing contributions in fiscal 1999, 2000 and 2001, respectively.

10. Deferred Compensation

The Company has a deferred compensation agreement with certain key employees. Under this agreement, the Company at its election may match certain elective salary deferrals of eligible employees' compensation up to a maximum of $20 per employee per year. Employer contributions amounted to $100, $0 and $90 for fiscal 1999, 2000 and 2001, respectively. Benefits under the plan will be paid in a lump sum upon termination of the plan or termination of employment. Benefits paid to retired employees during fiscal 2000 and 2001 were $0 and $255, respectively.

11. Contingencies

The Company is engaged in various lawsuits, either as plaintiff or defendant. In the opinion of management, the ultimate outcome of these lawsuits will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

12. Stockholders' Equity

Capital Stock. As of December 30, 2000 and December 29, 2001, the Company had 104,061,000 shares of common stock (par value $.01) issued. In connection with the 1998 recapitalization, the Company redeemed approximately 49,560,000 shares of common stock. These shares were held in treasury at December 30, 2000 and December 29, 2001.

In connection with the 1998 recapitalization, common stock was purchased by management. The Company made loans to certain members of management to aid them in the purchase of this common stock. These loans were reflected in stockholders' equity under the caption "capital subscription receivable," carried an interest rate of 7%, were secured by the shares and provide for full recourse to the borrower.

In addition, rights to purchase common stock were granted to a member of management in October 1998, and he committed to purchase such shares in November 1998. This common stock was purchased in 1999. A subscription receivable for this common stock was reflected in stockholders' equity as "capital subscription receivable." As of January 1, 2000 this subscription receivable had been paid.

Options to purchase common stock were granted to key employees and directors of the Company in 1998 (the "1998 Plan"). The options granted under the 1998 Plan were "nonqualified" for tax purposes. For financial reporting purposes, the award of the right to purchase stock and the grant of options, in certain cases, were considered to be below the fair value of the stock at the time of grant. The fair value was determined based on an appraisal conducted by an independent appraisal firm as of the relevant dates. The differences between fair value and the purchase price or the exercise price is being charged to compensation expense over the relevant vesting period—generally between three and five years. In the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001, such expense aggregated $1,029, $604 and $570, respectively. In addition to the options granted above, the Company adopted the 1999 Employee Stock Option and Award Plan in June, 1999 (the "1999 Plan"). The 1999 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and nonqualified options. Both of these options generally have an exercise price equal to the fair market value of the stock on the date of grant, vest gradually over a five-year period and expire after 10 years.

A summary of the status of option grants and changes during the period ending on that date are presented below:

	Options	Range of Exercise Prices	Weighted-Average Exercise Price Per Share	Weighted-Average Grant Date Fair Value
Outstanding at				
Jan. 1, 1999	427,493	$ 4.25	$ 4.25	$ —
Granted	153,546	4.25 – 18.00	12.55	9.09
Forfeited	(24,428)	4.25	4.25	—
Outstanding at				
Jan. 1, 2000	556,611	4.25 – 18.00	6.44	—
Granted	161,500	11.875– 21.125	16.40	11.56
Forfeited	—	—	—	—
Outstanding at				
Dec. 30, 2000	718,111	4.25 – 21.125	8.76	—
Granted	691,500	13.17 – 17.92	14.41	6.34
Exercised	(1,953)	4.25	4.25	—
Forfeited	(9,177)	4.25 – 21.125	15.72	—
Outstanding at				
Dec. 29, 2001	*1,398,481*	*$ 4.25 –$21.125*	*$11.51*	—

Under the existing stock option plans, there are 1,629,376 shares available for future grants at December 29, 2001. At December 29, 2001, options were exercisable for 380,626 shares of common stock at a weighted-average exercise price of $8.88 per share.

As described in Note 2, the Company accounts for employee options or share awards under the intrinsic-value method prescribed by Accounting Principles Board ("APB") Opinion No. 25 with pro forma disclosures of net earnings and earnings per share, as if the fair value method of accounting defined in SFAS No. 123 had been applied. SFAS No. 123 establishes a fair value based method of accounting for stock-based employee compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant.

The following weighted-average assumptions were used to compute the pro forma results of operations that reflect grants in fiscal 2000 and 2001 under the 1999 Plan, and in fiscal 1999 under both the 1998 and the 1999 plans:

	1999	2000	*2001*
Volatility	52%	85%	*50%*
Dividend yield	0%	0%	*0%*
Risk free interest rate	5.30%	5.70%	*1.69%*
Expected lives	5 years	5 years	*5 years*

If compensation cost for stock option grants had been determined based on the fair value on the grant dates consistent with the method prescribed by SFAS No. 123, the Company's net income (loss) and earnings per share for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001 would have been $30,847 or $0.62 per basic share and $0.60 per diluted share, $42,766 and $0.81 per basic share and $0.78 per diluted share and $40,985 or $0.77 per basic share and $0.75 per diluted share, respectively.

The following table summarizes information about the Company's stock options outstanding at December 29, 2001:

Range of Exercise Prices	Options Outstanding	Options Exercisable	Average Remaining Life (Years)
$ 4.25	456,481	246,644	6.54
11.875– 16.20	642,500	20,625	9.21
16.87 – 18.00	220,500	93,857	8.75
21.125	79,000	19,500	8.42
$ 4.25 –$21.125	1,398,481	380,626	8.22

(In Thousands, Except Share and Per Share Amounts)

13. Commitments

The Company leases most store locations, its corporate office building, distribution facilities and a number of vehicles. The operating leases, which expire in various years through 2016, contain renewal options in favor of the Company ranging from six months to five years and provide for base rentals plus contingent rentals thereafter, which are a function of sales volume. In addition, the Company is required to pay real estate taxes, maintenance and other operating expenses applicable to the leased premises. Furthermore, several facility leases contain rent escalation clauses.

The aggregate annual future minimum lease commitments under operating leases as of December 29, 2001 are as follows:

	Operating Leases
2002	$ 17,218
2003	16,931
2004	16,278
2005	15,767
2006	14,246
Thereafter	65,850
Total minimum lease payments	$146,290

Rent expense, including contingent rentals, for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001 was approximately $5,734, $9,348 and $13,583, respectively. Included in rent expense were contingent rental payments of approximately $1,119, $1,403 and $1,368, for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001, respectively.

14. Segments of Enterprise and Related Information

The Company has segmented its operations in a manner that reflects how its chief operating decision-maker (the "CEO") currently reviews the results of the Company and its subsidiaries' businesses. The Company has two reportable segments—retail and wholesale. The identification of these segments results from management's recognition that while the product produced is similar, the type of customer for the product and services and the methods used to distribute the product are different.

The CEO evaluates both its retail and wholesale operations based on an "operating earnings" measure. Such measure gives recognition to specifically identifiable operating costs such as cost of sales and selling expenses. Administrative charges are generally not allocated to specific operating segments and are accordingly reflected in the unallocated/corporate/other category. Other components of the statement of operations, which are classified below operating income, are also not allocated by segments. The Company does not account for or report assets, capital expenditures or depreciation and amortization by segment to the CEO.

The following are the relevant data for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001:

	Retail	Wholesale	Unallocated/ Corporate/ Other	Balance per Consolidated Financial Statements
Fifty-Two Weeks Ended January 1, 2000				
Net sales	$123,185	$138,890	$ —	$262,075
Gross profit	81,507	65,449	—	146,956
Operating margin	43,047	59,362	(26,023)	76,386
Unallocated costs	—	—	(19,228)	(19,228)
Income before provision for income taxes	—	—	—	57,158
Fifty-Two Weeks Ended December 30, 2000				
Net sales	$175,261	$163,544	$ —	$338,805
Gross profit	112,281	72,857	—	185,138
Operating margin	55,936	64,738	(31,576)	89,098
Unallocated costs	—	—	(16,500)	(16,500)
Income before provision for income taxes	—	—	—	72,598

	Retail	Wholesale	Unallocated/ Corporate/ Other	Balance per Consolidated Financial Statements
Fifty-Two Weeks Ended December 29, 2001				
Net sales	*$211,707*	*$168,124*	*$ —*	*$379,831*
Gross profit	*131,964*	*73,760*	*—*	*205,724*
Operating margin	*63,000*	*65,376*	*(46,515)*	*81,861*
Unallocated costs	*—*	*—*	*(10,902)*	*(10,902)*
Income before provision for income taxes	*—*	*—*	*—*	*70,959*

15. Valuation and Qualifying Accounts

Allowance for Doubtful Accounts	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions From Reserves	Balance at End of Year
Year Ended January 1, 2000:				
Allowance for doubtful accounts	450	76	(201)	325
Year Ended December 30, 2000:				
Allowance for doubtful accounts	325	124	(97)	352
Year Ended December 29, 2001:				
Allowance for doubtful accounts	*352*	*332*	*(359)*	*325*

Amounts charged to deductions from reserves represent the write-off of uncollectible balances.

16. Quarterly Financial Data (unaudited)

Fifty-Two Weeks Ended December 30, 2000

(Dollars In Thousands, Except Per Share Data)	April 1	July 1	September 30	December 30
Net sales	$63,490	$58,179	$75,747	$141,389
Cost of goods sold	29,080	26,904	35,706	61,977
Gross profit	34,410	31,275	40,041	79,412
Selling expenses	13,143	14,462	15,832	21,027
General and administrative expenses	7,786	7,690	8,145	7,955
Income from operations	13,481	9,123	16,064	50,430
Interest income	(67)	(44)	(39)	(85)
Interest expense	3,845	4,137	4,379	4,539
Other (income) expense	54	(19)	(21)	(179)
Income before provision for income taxes	9,649	5,049	11,745	46,155
Provision for income taxes	3,859	2,020	4,698	18,462
Net income	$ 5,790	$ 3,029	$ 7,047	$ 27,693
Basic Earnings Per Share	$ 0.11	$ 0.06	$ 0.13	$ 0.52
Diluted Earnings Per Share	$ 0.11	$ 0.06	$ 0.13	$ 0.51

Notes to Consolidated Financial Statements *(Continued)*

Fifty-Two Weeks Ended January 1, 2000, December 30, 2000 and December 29, 2001
(In Thousands, Except Share and Per Share Amounts)

Fifty-Two Weeks Ended December 29, 2001

(Dollars In Thousands, Except per Share Data)	March 31	June 30	September 29	December 29
Net sales	$75,320	$62,230	$84,939	$157,342
Cost of goods sold	38,015	30,132	39,910	66,050
Gross profit	37,305	32,098	45,029	91,292
Selling expenses	17,175	17,157	18,657	24,359
General and administrative expenses	9,191	9,654	10,093	9,577
Restructure charge	8,000	—	—	—
Income from operations	2,939	5,287	16,279	57,356
Interest income	(42)	(18)	(4)	(8)
Interest expense	3,376	2,996	2,401	1,823
Other (income) expense	(102)	(27)	28	479
Income (loss) before provision for (benefit from) income taxes	(293)	2,336	13,854	55,062
Provision for (benefit from) income taxes	(114)	911	5,403	21,474
Net income (loss)	$ (179)	$ 1,425	$ 8,451	$ 33,588
Basic Earnings Per Share	$ 0.00	$ 0.03	$ 0.16	$ 0.63
Diluted Earnings Per Share	$ 0.00	$ 0.03	$ 0.16	$ 0.62

Independent Auditors' Report

Board of Directors
The Yankee Candle Company, Inc.
South Deerfield, Massachusetts 01373

We have audited the accompanying consolidated balance sheets of The Yankee Candle Company, Inc. and subsidiaries (the "Company") as of December 30, 2000 and December 29, 2001, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Yankee Candle Company, Inc. and subsidiaries as of December 30, 2000 and December 29, 2001 and the results of their operations and their cash flows for the fifty-two weeks ended January 1, 2000, December 30, 2000 and December 29, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Boston, Massachusetts
February 12, 2002

Market for the Company's Common Equity and Related Stockholder Matters

Market Information

Our common stock has been traded on the New York Stock Exchange since July 1, 1999 under the symbol "YCC". For the fiscal periods indicated, the high and low sales prices per share of the common stock as reported on the New York Stock Exchange—Composite Transaction Reporting System were as follows:

Fifty-Two Weeks Ended December 29, 2001	*High*	*Low*
First Quarter	*$18.95*	*$10.56*
Second Quarter	*19.98*	*12.88*
Third Quarter	*19.09*	*15.70*
Fourth Quarter	*22.93*	*16.86*

Fifty-Two Weeks Ended December 30, 2000	*High*	*Low*
First Quarter	$17.81	$12.38
Second Quarter	25.94	14.13
Third Quarter	24.50	17.00
Fourth Quarter	21.00	10.00

On March 26, 2002, the closing sale price as reported on the New York Stock Exchange-Composite Transaction Reporting System for our common stock was $23.05 per share. As of March 26, 2002, there were 305 holders of record of our common stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

Corporate Information

Directors

Theodore J. Forstmann
Founding General Partner
Forstmann Little & Co.

Dale F. Frey
Retired Chairman and President
General Electric Investment Corp.

Sandra J. Horbach
General Partner
Forstmann Little & Co.

Michael J. Kittredge
Chairman
The Yankee Candle Company, Inc.

Jamie C. Nicholls
General Partner
Forstmann Little & Co.

Michael S. Ovitz
Co-Founder
Artists Management Group

Ronald L. Sargent
Chief Executive Officer
Staples, Inc.

Emily Woods
Chairman & Co-Founder
J. Crew Group, Inc.

Executive Officers

Craig W. Rydin
President and Chief Executive Officer

Robert R. Spellman
Senior Vice President, Finance
and Chief Financial Officer

Gail M. Flood
Senior Vice President,
Retail

Paul J. Hill
Senior Vice President,
Operations

Harlan M. Kent
Senior Vice President,
Wholesale

Operating Officers

Stephen K. Atwater
Vice President,
Process Improvement

Ronald J. Bohonowicz
Vice President,
Engineering

John F. Cummo
Vice President,
Marketing

Martha S. LaCroix
Vice President,
Human Resources

Gerald F. Lynch
Vice President,
Controller

James A. Perley
Vice President,
General Counsel

James M. Pitittieri
Vice President,
Materials Management

Thomas J. Regan
Vice President,
Retail

Dennis M. Shockro
Vice President,
Information Systems

Anthony P. Villani
Vice President,
Real Estate

Shareholder Information

Corporate Offices
The Yankee Candle Company, Inc.
16 Yankee Candle Way
South Deerfield, Massachusetts 01373
Telephone: (413) 665-8306
Internet address: *www.yankeecandle.com*

Transfer Agent and Registrar
Equiserve Trust Company, N.A. is the Transfer Agent and Registrar for the Company's Common Stock and maintains shareholder accounting records. The Transfer Agent should be contacted directly concerning changes in address, name or ownership, lost certificates and to consolidate multiple accounts. When corresponding with the Transfer Agent, shareholders should reference the exact name(s) in which Yankee Candle stock is registered as well as the certificate number.

Equiserve Trust Company, N.A.
150 Royall Street
Canton, Massachusetts 02021-9187
Telephone: (877) 282-1168
For hearing impaired: (800) 952-9245
Internet address: *www.equiserve.com*

Financial Information
A copy of Yankee Candle's annual report on Form 10-K for the fiscal year ended December 29, 2001 as filed with the Securities and Exchange Commission is available on the Company's web site, *www.yankeecandle.com*, or by written request to the Office of Investor Relations at our corporate address.

Annual Meeting
The Annual Meeting of Stockholders of The Yankee Candle Company, Inc. will be held on June 12, 2002 at 10:00 a.m. at The Yankee Candle Employee Health and Fitness Center, 25 Greenfield Road, South Deerfield, Massachusetts 01373.



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The Yankee Candle Company, Inc.

16 Yankee Candle Way
South Deerfield, Massachusetts 01373